

August 15, 2011

Via E-mail
H. Kerr Taylor
President, Chief Executive Officer and Director
AmREIT Monthly Income & Growth Fund IV, L.P.
8 Greenway Plaza, Suite 1000
Houston, TX 77046

> **Re: AmREIT Monthly Income & Growth Fund IV, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-53203**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Business, page 2

1.   We note you have disclosed annualized base rent per square foot within your table on page 3. Please tell us whether your leases contain material tenant concessions or abatements. If so, in future Exchange Act periodic reports, please present average effective rent per square foot as well and footnote your table to explain how average effective rent is calculated.

Tenant Quality and Monitoring, page 6

2.   We note your disclosure on page 7 that you typically enter into net leases with your tenants and your disclosure on page 6 that you seek tenants which have a Moody's debt

rating of Baa3 or above or a Standard & Poor's credit rating of BBB- or above. In future Exchange Act periodic reports, please provide a distribution of current tenant public credit ratings.

Properties

Development of Our Real Estate Investments, page 16

3.   For each of your material redevelopments, in future Exchange Act periodic reports, please disclose the anticipated completion date, costs incurred to date, and budgeted costs for the project. For your completed developments such as Casa Linda Plaza, please clarify whether you total renovation cost includes the cost of leasing the property.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 18

4.   We note your disclosure on page 11 of your Form 10-Q that your Cambridge & Holcombe joint venture defaulted on its loan in the amount of $8.1 million due to mature in 2011 and that you have executed a forbearance agreement with the lender. Please tell us whether you expect this default will affect your future ability to raise capital. Please note that your Liquidity and Capital Resources section should identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the your liquidity increasing or decreasing in any material way.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief